



16021501

SEC
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Section
FEB 29 2016
Washington DC
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 00094 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY 000061

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 2000
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

| 171 North Clark, Suite 200 | Chicago | Illinois | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. Ziegler and Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director/CFO
Title

Notary Public Donald J. Liebetrau
My commission expires August 4, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statements

December 31, 2015

(with Independent Registered Public Accounting Firm Report Thereon)



**Grant Thornton LLP**
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of BC Ziegler and Company (a Wisconsin corporation and wholly owned subsidiary of The Ziegler Companies, Inc.) (the Company) as of December 31, 2015, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit



procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 26, 2016

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2015
(in thousands except share amounts)

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $23,878 |
| Receivable from clearing broker | 933 |
| Net receivable for unsettled trades | 494 |
| Receivables, net of reserve of $106 | 3,472 |
| Financial instruments owned, at fair value | 21,882 |
| Notes receivable | 598 |
| Furniture, equipment and leasehold improvements, net | 4,369 |
| Deferred tax assets | 1,326 |
| Other assets | 2,034 |
| Total assets | $58,986 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Drafts payable | $ 629 |
| Accrued income taxes payable | 305 |
| Financial instruments sold, not yet purchased, at fair value | 247 |
| Accrued compensation | 18,737 |
| Accounts payable, accrued expenses and other liabilities | 4,546 |
| | 24,464 |
| Commitments | - |
| Stockholder's equity: | |
| Common stock | |
| Class A--$1 par, 1,150,000 shares authorized and issued | 1,150 |
| Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued | 402 |
| Additional paid-in capital | 14,908 |
| Retained earnings | 18,257 |
| Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B | (195) |
| Total stockholder's equity | 34,522 |
| Total liabilities and stockholder's equity | $58,986 |

See accompanying notes to financial statements.

## B. C. ZIEGLER AND COMPANY

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMER 31, 2015
(in thousands)

| | |
|---|---|
| REVENUES: | |
| Investment banking | $47,397 |
| Commission income | 13,767 |
| Principal transactions | 10,984 |
| Investment management and advisory fees | 4,406 |
| Miscellaneous fee income | 1,757 |
| Interest and dividends | 1,380 |
| Other income | 1,047 |
| Total revenues | 80,738 |
| EXPENSES: | |
| Employee compensation and benefits | 59,436 |
| Technology and communications | 5,204 |
| Occupancy and equipment | 4,745 |
| Promotional | 4,141 |
| Clearing fees | 2,608 |
| Professional and regulatory | 1,628 |
| Interest | 65 |
| Other expenses | 676 |
| Total expenses | 78,503 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 2,235 |
| PROVISION FOR INCOME TAXES | 726 |
| NET INCOME | $ 1,509 |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2015
(in thousands)

| | |
|---|---|
| Subordinated borrowings at January 1, 2015 | $ - |
| Increases: | |
| None | - |
| Decreases: | |
| None | - |
| Subordinated borrowings at December 31, 2015 | $ - |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015
(in thousands)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| BALANCE, January 1, 2015 | $ 1,552 | $ 14,908 | $ 16,748 | $ (195) | $ 33,013 |
| Net Income | - | - | 1,509 | - | 1,509 |
| BALANCE, December 31, 2015 | $ 1,552 | $ 14,908 | $ 18,257 | $ (195) | $ 34,522 |

See accompanying notes to financial statements.

# B. C. ZIEGLER AND COMPANY

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | | $ 1,509 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 1,411 | |
| Provision for receivables allowances | 36 | |
| Loss on sale of furniture and equipment | 5 | |
| Deferred income taxes | 138 | |
| Change in operating assets and liabilities: | | |
| Decrease (increase) in – | | |
| Receivables | 472 | |
| Recevable from clearing organization | (933) | |
| Receivable for unsettled trades, net | 1,641 | |
| Financial instruments owned | 24,671 | |
| Income taxes receivable | 529 | |
| Other assets | (33) | |
| Increase (decrease) in – | | |
| Drafts payable | (145) | |
| Payable to clearing broker | (8,999) | |
| Financial instruments sold, not yet purchased | (256) | |
| Accrued compensation | 3,651 | |
| Accrued income taxes payable | 305 | |
| Accounts payable, accrued expenses and other liabilities | 85 | |
| Total adjustments | | 22,578 |
| Net cash provided by operating activities | | 24,087 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Proceeds from the sale of equipment | $ 4 | |
| Issuance of notes receivable | (598) | |
| Payments for furniture, equipment and leasehold improvements | (837) | |
| Net cash used in investing activities | | (1,431) |
| INCREASE IN CASH AND CASH EQUIVALENTS | | 22,656 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 1,222 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | | $ 23,878 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Interest paid during the year | | $ 73 |
| Income taxes refunded during the year, net of payments | | 246 |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, religion and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, investment advisory, merger and acquisition advisory, asset management, retail brokerage, fixed income institutional sales and trading, private placement, seed capital, private equity and venture capital services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, risk management, and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company expenses those costs. Deferred expenses on investment banking transactions not yet completed were $482 at December 31, 2015 and are included in other assets.

Commission Income and Related Clearing Expenses

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a trade date basis.

Investment Management and Advisory Fees

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Investment management and advisory fees are received quarterly but are recognized as earned on a pro rata basis over the period in which services are performed under the terms of the contract.

Miscellaneous Fee Income

The Company earns fees for various services and activities. These fees include management, accounting, and origination fees from private equity entities, fees related to the sale of investment products, and fees associated with the account activity of retail brokerage customers. Miscellaneous fee income is recognized when the fees are earned.

### Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities positions, are recorded at fair value in accordance with generally accepted accounting principles.

### Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

### Income Taxes

The Company is included in a consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

### Depreciation and Amortization

Furniture, equipment and leasehold improvements are recorded at cost. The Company depreciates these assets on a straight-line basis for financial reporting purposes and an accelerated basis for income tax purposes. Furniture and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### Advertising

The Company expenses advertising costs as incurred. The advertising expense in 2015 was $429.

### Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities less than three months, that are not held for sale in the ordinary course of business. Cash and cash equivalents consists of cash of $572 and money market mutual funds of $23,306.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Cash equivalents include cash held in banks and investments in money market mutual funds. The money market mutual funds are classified within Level 1 of the fair value hierarchy. Money market mutual funds are generally valued at a net asset value of a dollar.

- Municipal debt securities are classified as Level 2 in the fair value hierarchy. Fixed rate municipal debt securities are generally unrated, are not actively traded, are generally traded at infrequent intervals, and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal debt securities. Municipal variable rate demand notes are traded at par value, have a weekly or more frequent rate reset, are rated by a rating agency, but are not actively traded.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Corporate debt securities primarily include unrated taxable debt securities underwritten by the Company for religious institutions and private schools. The Company prices the corporate debt securities for sale at the par value based upon the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate debt securities and will price the debt securities at fair value using current prevailing market interest rates compared to the stated interest rate on the debt securities. Accordingly, corporate debt securities are classified as Level 2 in the fair value hierarchy.

- Other securities consist primarily of mutual funds and unit investment trusts which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2015:

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| ASSETS | | | |
| Money market mutual funds | $ 23,306 | $ - | $ - |
| | | | |
| Financial Instruments Owned | | | |
| Municipal Debt Securities | | | |
| Fixed Rate | $ - | $ 13,493 | $ - |
| Variable Rate | - | - | - |
| Corporate Debt Securities | - | 3,882 | - |
| Preferred Equity Securities | 698 | - | - |
| Other Securities | 3,809 | - | - |
| | | | |
| Total financial instruments owned measured at fair value on a recurring basis | $ 4,507 | $ 17,375 | $ - |
| | | | |
| LIABILITIES | | | |
| Financial instruments sold, not yet purchased | | | |
| U.S. Government Securities | $ 247 | $ - | $ - |

(4) Furniture, equipment and leasehold improvements, net

Furniture, equipment and leasehold improvements consists of the following:

| | |
|---|---|
| Computers and equipment | $ 5,213 |
| Leasehold improvements | 4,765 |
| Furniture | 6,794 |
| Furniture, equipment and leasehold improvements, at cost | 16,772 |
| Less accumulated depreciation and amortization | (12,403) |
| Furniture, equipment and leasehold improvements, net | $ 4,369 |

Total depreciation expense related to furniture, equipment and leasehold improvements was $1,411 in 2015 and is included in Technology and Communications and Occupancy and Equipment expenses on the Statement of Operations.

(5) Payable to and Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for or receivable from financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount receivable from the clearing broker totals $933 at December 31, 2015. Securities held by the Company at the clearing broker with a market value of $18,219 are available to collateralize any amounts that may become payable to the clearing broker and include financial instruments owned and held at the clearing broker of $18,713 and financial instruments purchased but not yet contractually settled of $494. Interest expense incurred on this financing arrangement in 2015 was $65. The interest rate on this financing arrangement is approximately 1.9% at December 31, 2015.

(6) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.5% at December 31, 2015. The Company had no interest expense incurred under this financing arrangement in 2015. The Company had no amounts outstanding under this financing arrangement at December 31, 2015.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement. The Company did not borrow under this financing arrangement in 2015.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest was $4 in 2015. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2015.

The Company provides administrative support and/or marketing services to the Parent and Ziegler Financing Corporation, a wholly-owned subsidiary of the Parent. Total fees collected for these services were $544 in 2015 and are included in other income on the Statement of Operations. Amounts due the Company for these services and other settlements were $676 at December 31, 2015 and are included in Receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Total fees earned were $21 and are included in Miscellaneous Fee Income on the Statement of Operations in 2015. Amounts receivable from these partnerships for all fees were $84 at December 31, 2015 and are included in Receivables on the Statement of Financial Condition.

(7) Line of Credit

The Company shares a bank line of credit with the Parent and Ziegler Financing Corporation totaling $20,000 as of December 31, 2015. The Company does not guarantee nor is it liable for draws made by the Parent or Ziegler Financing Corporation. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 2.5% at December 31, 2015. The Company incurred no interest expense on this line of credit agreement in 2015. The Company and Ziegler Financing Corporation had no amounts outstanding under this line of credit agreement on December 31, 2015. The Parent had $2,750 outstanding under this line of credit agreement on December 31, 2015.

(8) Retirement Plans

The Company maintains a contributory profit sharing plan for substantially all full-time employees and certain part-time employees. The plan provides for a guaranteed Company matching contribution equal to 100% of the first 3% of employee contributions, as defined, and an annual discretionary matching contribution of up to the next 5% of employee compensation, as defined. The Company also provides for an annual discretionary profit sharing contribution as a percentage of employee compensation, as defined. Both annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,905 for all Company contributions in 2015 and are included in Employee Compensation and Benefits on the Statement of Income.

(9) Income Taxes

The income tax provision for the year ended December 31, 2015, consists of the following:

| | |
|---|---|
| Current federal provision | $ 407 |
| Current state provision | 181 |
| Total current provision | 588 |
| | |
| Deferred federal provision | 131 |
| Deferred state provision | 7 |
| Total deferred provision | 138 |
| | |
| Total provision | $ 726 |

The following is a reconciliation of the statutory federal income tax provision to the actual income tax provision:

| | |
|---|---|
| Statutory federal income tax provision | $ 760 |
| State income tax, net of related federal tax effect | 124 |
| Tax-exempt interest income, net of related nondeductible interest expense nondeductible interest expense | (335) |
| Nondeductible business expenses | 195 |
| Other | (18) |
| Total provision for income taxes | $ 726 |
| Effective income tax rate | 32.5% |

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2015 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Deferred compensation | $ 1,012 |
| Tax credit carryovers | 251 |
| Deferred Revenue | 39 |
| Other assets | 49 |
| Total deferred tax assets | 1,351 |
| Deferred tax liabilities: | |
| Other liabilities | (25) |
| Total deferred tax liabilities | (25) |
| Net deferred tax assets | $ 1,326 |

The Company has deferred tax assets generated from federal alternative minimum tax credit carryovers of $251, which have no expiration date.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| Balance at January 1, 2015 | $ 80 |
| Increases for tax positions related to the current year | 12 |
| Reductions for the lapse of statute of limitations | (28) |
| Balance at December 31, 2015 | $ 64 |

Tax years that remain subject to examination by major tax jurisdictions include 2011 through 2015. The Company anticipates realizing unrecognized tax benefits of $21 within 12 months of December 31, 2015.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $66. Interest of ($1) has been included in the income statement as it pertains to the unrecognized tax benefits for 2015. No penalties have been included in the income statement as it pertains to the unrecognized tax benefits for 2015. The Company has accrued $2 of interest and no penalties for unrecognized tax benefits as of December 31, 2015.

(10) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015 the Company had net regulatory capital of $16,554 which was $16,304 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its sales of securities and other financial services businesses. The Company has established accruals for losses determined to be probable as a result of these customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these known actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The debt securities associated with any such commitments are reflected in both Financial Instruments Owned and the Net Receivable or Payable for Unsettled Trades on the Statement of Financial Condition. Transactions relating to commitments that were subsequently settled after the end of the year had no material effect on the financial statements as of December 31, 2015.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

The Company leases office space under noncancellable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2015 was $3,442 and is included in Occupancy and Equipment expense on the Statement of Income. Future minimum payments related to operating leases for office space and office equipment, are:

| | |
|---|---|
| 2016 | $ 2,832 |
| 2017 | 2,911 |
| 2018 | 2,352 |
| 2019 | 1,574 |
| 2020 | 1,222 |
| Thereafter | 3,708 |
| Total | $ 14,599 |

(12) Subsequent Events

The Company evaluated its December 31, 2015 financial statements for subsequent events through February 26, 2016, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2015

Computation of Net Capital Under Rule 15c3-1

| | | |
|---|---|---|
| Total ownership equity | | $34,522,330 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivables from noncustomers | 3,239,930 | |
| Securities not readily marketable | 3,881,836 | |
| Receivables from affiliates, subsidiaries, and associated partnerships | 675,908 | |
| Furniture, equipment and leasehold improvements | 4,368,586 | |
| Other assets | 3,249,934 | |
| Total non-allowable assets | 15,416,194 | |
| Other deductions and/or charges | | |
| Presumed marketability test - municipal securities | 323,790 | |
| Total deductions and/or charges | 15,739,984 | (15,739,984) |
| Net capital before haircuts on securities positions | | 18,782,346 |
| Haircuts: | | |
| Contractual securities commitments | - | |
| Trading & investment securities: | | |
| Debt securities | 816,947 | |
| Other securities | 1,078,446 | |
| Undue concentration | 333,040 | |
| Total haircuts | 2,228,433 | (2,228,433) |
| Net capital | | 16,553,913 |
| Net capital requirement | | 250,000 |
| Excess net capital | | $ 16,303,913 |

SCHEDULE II

B. C. Ziegler and Company

December 31, 2015

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.


Ziegler
CAPITAL :: INVESTMENTS :: ADVICE

B.C. Ziegler & Company

Exemption Report

For the period from January 1, 2015 to December 31, 2015

We as members of management of B.C. Ziegler & Company, are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k) (2) (ii), *(the "exemption provisions")* To the best of our knowledge and belief we state the following:

(1)We identified the exemption provisions and (2) we met the identified exemption provisions throughout the period January 1, 2015 to December 31, 2015 with exception.

Jeffrey C. Vredenbregt, Senior Managing Director/CFO

2/26/16
Date



**Grant Thornton LLP**
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
B.C. Ziegler and Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BC Ziegler and Company (a Wisconsin corporation) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions for the most recent fiscal year ended December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
February 26, 2016





**Grant Thornton LLP**
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BC Ziegler and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BC Ziegler and Company (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, with respective cash disbursement records entries consisting of copies of cancelled checks, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in Form SIPC-7, noting no differences.





We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 26, 2016

# B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statements

December 31, 2015

(with Independent Registered Public Accounting Firm Report Thereon)





Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370
T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of BC Ziegler and Company (a Wisconsin corporation and wholly owned subsidiary of The Ziegler Companies, Inc.) (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 26, 2016

# B. C. ZIEGLER AND COMPANY

## STATEMENT OF FINANCIAL CONDITION

December 31, 2015
(in thousands except share amounts)

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 23,878 |
| Receivable from clearing broker | 933 |
| Net receivable for unsettled trades | 494 |
| Receivables, net of reserve of $106 | 3,472 |
| Financial instruments owned, at fair value | 21,882 |
| Notes receivable | 598 |
| Furniture, equipment and leasehold improvements, net | 4,369 |
| Deferred tax assets | 1,326 |
| Other assets | 2,034 |
| Total assets | $ 58,986 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Drafts payable | $ 629 |
| Accrued income taxes payable | 305 |
| Financial instruments sold, not yet purchased, at fair value | 247 |
| Accrued compensation | 18,737 |
| Accounts payable, accrued expenses and other liabilities | 4,546 |
| | 24,464 |
| Commitments | - |
| Stockholder's equity: | |
| Common stock | |
| Class A--$1 par, 1,150,000 shares authorized and issued | 1,150 |
| Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued | 402 |
| Additional paid-in capital | 14,908 |
| Retained earnings | 18,257 |
| Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B | (195) |
| Total stockholder's equity | 34,522 |
| Total liabilities and stockholder's equity | $58,986 |

See accompanying notes to financial statements.

. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, religion and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, investment advisory, merger and acquisition advisory, asset management, retail brokerage, fixed income institutional sales and trading, private placement, seed capital, private equity and venture capital services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, risk management, and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $482 at December 31, 2015 and are included in other assets.

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities positions, are recorded at fair value in accordance with generally accepted accounting principles.

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Cash equivalents include cash held in banks and investments in money market mutual funds. The money market mutual funds are classified within Level 1 of the fair value hierarchy. Money market mutual funds are generally valued at a net asset value of a dollar.

- Municipal debt securities are classified as Level 2 in the fair value hierarchy. Fixed rate municipal debt securities are generally unrated, are not actively traded, are generally traded at infrequent intervals, and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal debt securities. Municipal variable rate demand notes are traded at par value, have a weekly or more frequent rate reset, are rated by a rating agency, but are not actively traded.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Corporate debt securities primarily include unrated taxable debt securities underwritten by the Company for religious institutions and private schools. The Company prices the corporate debt securities for sale at the par value based upon the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate debt securities and will price the debt securities at fair value using current prevailing market interest rates compared to the stated interest rate on the debt securities. Accordingly, corporate debt securities are classified as Level 2 in the fair value hierarchy.

- Other securities consist primarily of mutual funds and unit investment trusts which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2015:

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| ASSETS | | | |
| Money market mutual funds | $ 23,306 | $ - | $ - |
| Financial Instruments Owned | | | |
| Municipal Debt Securities | | | |
| Fixed Rate | $ - | $ 13,493 | $ - |
| Variable Rate | - | - | - |
| Corporate Debt Securities | - | 3,882 | - |
| Preferred Equity Securities | 698 | - | - |
| Other Securities | 3,809 | - | - |
| Total financial instruments owned measured at fair value on a recurring basis | $ 4,507 | $ 17,375 | $ - |
| LIABILITIES | | | |
| Financial instruments sold, not yet purchased | | | |
| U.S. Government Securities | $ 247 | $ - | $ - |

(4) Furniture, equipment and leasehold improvements, net

Furniture, equipment and leasehold improvements consists of the following:

| | |
|---|---|
| Computers and equipment | $ 5,213 |
| Leasehold improvements | 4,765 |
| Furniture | 6,794 |
| Furniture, equipment and leasehold improvements, at cost | 16,772 |
| Less accumulated depreciation and amortization | (12,403) |
| Furniture, equipment and leasehold improvements, net | $ 4,369 |

(5) Payable to and Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for or receivable from financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount receivable from the clearing broker totals $933 at December 31, 2015. Securities held by the Company at the clearing broker with a market value of $18,219 are available to collateralize any amounts that may become payable to the clearing broker and include financial instruments owned and held at the clearing broker of $18,713 and financial instruments purchased but not yet contractually settled of $494. The interest rate on this financing arrangement is approximately 1.9% at December 31, 2015.

(6) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.5% at December 31, 2015. The Company had no amounts outstanding under this financing arrangement at December 31, 2015.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2015.

The Company provides administrative support and/or marketing services to the Parent and Ziegler Financing Corporation, a wholly-owned subsidiary of the Parent. Amounts due the Company for these services and other settlements were $676 at December 31, 2015 and are included in Receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Amounts receivable from these partnerships for all fees were $84 at December 31, 2015 and are included in Receivables on the Statement of Financial Condition.

(7) Line of Credit

The Company shares a bank line of credit with the Parent and Ziegler Financing Corporation totaling $20,000 as of December 31, 2015. The Company does not guarantee nor is it liable for draws made by the Parent or Ziegler Financing Corporation. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 2.5% at December 31, 2015. The Company and Ziegler Financing Corporation had no amounts outstanding under this line of credit agreement on December 31, 2015. The Parent had $2,750 outstanding under this line of credit agreement on December 31, 2015.

(8) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2015 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Deferred compensation | $ 1,012 |
| Tax credit carryovers | 251 |
| Deferred Revenue | 39 |
| Other assets | 49 |
| Total deferred tax assets | 1,351 |
| Deferred tax liabilities: | |
| Other liabilities | (25) |
| Total deferred tax liabilities | (25) |
| Net deferred tax assets | $ 1,326 |

The Company has deferred tax assets generated from federal alternative minimum tax credit carryovers of $251, which have no expiration date.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| Balance at January 1, 2015 | $ 80 |
| Increases for tax positions related to the current year | 12 |
| Reductions for the lapse of statute of limitations | (28) |
| Balance at December 31, 2015 | $ 64 |

Tax years that remain subject to examination by major tax jurisdictions include 2011 through 2015. The Company anticipates realizing unrecognized tax benefits of $21 within 12 months of December 31, 2015.

(9) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015 the Company had net regulatory capital of $16,554 which was $16,304 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(10) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its sales of securities and other financial services businesses. The Company has established accruals for losses determined to be probable as a result of these customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these known actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The debt securities associated with any such commitments are reflected in both Financial Instruments Owned and the Net Receivable or Payable for Unsettled Trades on the Statement of Financial Condition. Transactions relating to commitments that were subsequently settled after the end of the year had no material effect on the financial statements as of December 31, 2015.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(11) Subsequent Events

The Company evaluated its December 31, 2015 financial statements for subsequent events through February 26, 2016, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/15

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

B. C. ZIEGLER AND COMPANY
ATTN: JEFFREY C VREDENBREGT
200 S WACKER DR; SUITE 2000
CHICAGO, IL 60606-5911

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jean Heberer (414)978-6561

| | | | |
|---|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | | $ 165,357 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**)<br>7/30/15<br>Date Paid | | ( 71,781 ) |
| C. | Less prior overpayment applied | | ( ) |
| D. | Assessment balance due or (overpayment) | | 93,576 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | | $ 93,576 |
| G. | PAID WITH THIS FORM:<br>Check enclosed, payable to SIPC<br>Total (must be same as F above) | $ 93,576 | |
| H. | Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

B. C. Ziegler & Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Senior Managing Director/CFO
(Title)

Dated the 26 day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 80,727,587 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 13,215,322 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 698,596 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 9,657 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached Schedule (Deductions in excess of $100,000 require documentation) | 596,406 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 64,970 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 64,970 |
| Total deductions | 14,584,951 |
| 2d. SIPC Net Operating Revenues | $ 66,142,636 |
| 2e. General Assessment @ .0025 | $ 165,357 |
| | (to page 1, line 2.A.) |

**B. C. Ziegler & Company**
**Summary of 2c Deductions - Item (8)**
**Amounts from January 1, 2015 through December 31, 2015**

| | Amount |
|---|---|
| Accounting Service Fees | |
| Service fees charged to Reg D related entities on a dollar for dollar basis | 21,200 |
| Administrative Service Fees | |
| Service fees charged to related entities on a dollar for dollar basis | 533,206 |
| Shared Service Fees | |
| Service fees charged to related entities on a dollar for dollar basis | 42,000 |
| | 596,406 |



Ziegler
CAPITAL :: INVESTMENTS :: ADVICE

735 N. Water Street
Suite 1000
Milwaukee, WI 53202

www.Ziegler.com

February 26, 2016



Securities And Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Please find enclosed two **confidential** and two **public** copies of B.C. ZIEGLER AND COMPANY'S annual audited financial statements for the year ended December 31, 2015. Also enclosed are two copies of B.C. Ziegler and Company's Securities Investor Protection Corporation General Assessment Reconciliation Report (SIPC-7) for the year ended December 31, 2015. These statements have been examined by Grant Thornton LLP of Milwaukee, Wisconsin.

Very truly yours,

B.C. ZIEGLER AND COMPANY

Jeffrey C. Vredenbregt
Senior Managing Director/CFO

# B. C. ZIEGLER AND COMPANY

Securities Investor Protection Corporation
Transitional Assessment Reconciliation
For the fiscal period beginning January 1, 2015
and ending December 31, 2015

(with Independent Registered Public Accounting Firm Report)

PUBLIC